AA 9/23/03

SE 03051195 COMMISSION
...ington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50826 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frontier Financial Consultants, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

RECD S.E.C.
AUG 29 2003
516

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9102 N. Meridian Street, Suite 540
(No. and Street)

Indianapolis, (City) Indiana (State) 46260 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Troy C. Patton (317) 815-6700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 25 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Troy C. Patton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frontier Financial Consultants, Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title



Notary Public Seal
State of Indiana
LYDIA H. WEAVER
Resident of Hamilton Co.
My Commission Expires Mar. 11, 2011


Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FRONTIER FINANCIAL CONSULTANTS, INC.

## STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2003

**DUNLEAVY & COMPANY, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

# INDEPENDENT AUDITORS' REPORT

Board of Directors
Frontier Financial Consultants, Inc.

We have audited the accompanying statement of financial condition of Frontier Financial Consultants, Inc. as of June 30, 2003 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Frontier Financial Consultants, Inc. as of June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
July 31, 2003

FRONTIER FINANCIAL CONSULTANTS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2003

ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 177,539 |
| Receivable from brokers and dealers | 26,222 |
| Accounting and tax fees receivable (net of allowance for doubtful accounts of $99,953) | 342,201 |
| Mortgage commissions receivable | 99,434 |
| Securities owned, at market or fair value | 7,800 |
| Customer List (net of accumulated amortization of $345,686) | 698,697 |
| Receivable from officers | 101,993 |
| Other assets | 144,706 |
| TOTAL ASSETS | $ 1,598,592 |

LIABILITIES AND SHAREHOLDERS' EQUITY

| | |
|---|---|
| LIABILITIES | |
| Commissions payable | $ 64,873 |
| Payroll taxes payable | 49,829 |
| Other liabilities | 20,355 |
| Total Liabilities | $ 135,057 |
| SHAREHOLDERS' EQUITY | |
| Common stock, no par value; authorized 1,000,000 shares, 800,000 voting and 200,000 non-voting shares; issued and outstanding are 109,360 voting shares | $ 36,896 |
| Additional paid in capital | 1,426,639 |
| Retained earnings | -0- |
| Total Shareholders' Equity | $ 1,463,535 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 1,598,592 |

The accompanying notes are an integral part of this financial statement.

FRONTIER FINANCIAL CONSULTANTS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2003

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a wholly-owned subsidiary of Frontier Financial Holdings, Inc., was incorporated in the state of Indiana on October 6, 1995. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is also registered as a Title II Nonsupervised Loan Correspondent with the U.S. Department of Housing and Urban Development. The Company's principal business activities are the sale of securities, the rendering of accounting and tax services and the brokering of mortgage loans.

Securities Owned - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Customer List – Customer List represents the value attributable to certain customer accounts purchased and then contributed to the Company by affiliated entities and is being amortized over a fifteen year period.

FRONTIER FINANCIAL CONSULTANTS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2003

## NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2003 the Company's net capital and required net capital were $120,078 and $9,004 respectively. The ratio of aggregate indebtedness to net capital was 112%.

## NOTE 3 - RELATED PARTIES

As previously mentioned, the Company is a wholly-owned subsidiary of Frontier Financial Holdings, Inc. (FFH). For the year ended June 30, 2003 FFH has paid virtually all overhead and operating expenses with the exception of commissions, other compensation, clearing and execution charges incurred by the Company.

The Company is also affiliated through common ownership with Frontier CPA Group, Inc., FFC Muncie Real Estate Holdings LLC, Accounting Valuations, Inc., FFC Brookville Real Estate Holdings, LLC and Diamond Title and Escrow Inc.

During the year ended June 30, 2003, the Company received accounting and tax fee revenue billed by Frontier CPA Group, Inc. The Company's employees performed the services which produced this revenue.

## NOTE 4 - S CORPORATION

The Company has elected S Corporation status for income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the Company. The Company reports income for income tax purposes using a December 31st year end.

NOTE 5 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers may also enter into various transactions involving derivatives and other off-balance-sheet financial instruments. These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk. The financial instruments purchased and sold by the Company's customers include exchange-traded and over the counter options. With options, market risk is substantially dependent upon the value of the underlying security and is affected by market forces such as volatility and changes in interest and foreign exchange rates. As a seller (writer) of options, the customer receives a premium in exchange for giving the counter-party the right to buy or sell the underlying security at a future date at a contracted price. Should the market value of the underlying security move in favor of the option holder (owner), the loss of the option seller (writer) would be equal to the difference between the price per unit contracted for in the option agreement and the market value of the underlying security.

In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date in order to fulfill their obligation to deliver the amount contracted for in the initial sale. If market value of the securities sold increases dramatically from the price in which they were originally sold, substantial losses might be incurred by the customer when purchasing the securities to complete their obligation pursuant to the sale.

Clearing Agreement - In order to facilitate all of the aforementioned transactions on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising

NOTE 5 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - (*Continued*)

when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

In addition, under the terms of the agreement, the Company is required to maintain a $25,000 deposit with this Clearing Broker/dealer. The deposit is included in receivable from broker/dealers on the statement of financial condition. The Company is also prohibited from entering into similar agreements with other broker/dealers without prior written approval from the Clearing Broker/dealer.

NOTE 6 - OTHER COMMITMENTS

Operating Leases - The Company has entered into agreements to lease office space in two locations which expire on August 31, 2005 and April 30, 2006. The following is a schedule of the future minimum lease payments pursuant to these agreements.

| Year Ended June 30, | Amount |
|---|---|
| 2004 | $ 67,244 |
| 2005 | 69,035 |
| 2006 | 49,973 |
| Total | $ 186,252 |

In January, 2001 Frontier Financial Holdings, Inc. began paying all obligations pursuant to the above agreements.

## NOTE 7 - NONMONETARY TRANSACTIONS

Frontier Financial Holdings, Inc. (FFH) and two of its shareholders have purchased accounting firms and have contributed the customer lists (value attributable to certain customer accounts) to the Company. Any obligations pursuant to these purchase agreements remains solely with the two shareholders and FFH. During the year ended June 30, 2003 no customer lists were contributed to the Company.

## NOTE 8 - SECURITIES OWNED

Securities owned consist of equity securities and warrants to purchase equity securities of a corporation. The Company's management has valued the equity securities and warrants at $7,800 and $0 respectively.

## NOTE 9 - EMPLOYMENT AGREEMENTS

The Company has entered into employment agreements with three shareholders of Frontier Financial Holdings, Inc. (FFH). Included therein are provisions for compensation, benefits and other miscellaneous items.

Also included in these agreements is a provision, in which the Company guarantees the market value of the employees stock ownership of the Company on December 31, 2004, to be not less than $122,500 each for two of the employees and $185,000 for the third employee.

The Company has also entered into employment agreements with several other employees with various terms expiring through December 31, 2004.

In addition, in September, 2002, the Company entered into an agreement with a registered representative of the Company, whereby, a portion of loans made to this representative will be forgiven by the Company, after one year of employment and all of loans will be forgiven after two years of employment. If the representative leaves before one year then the entire amount loaned must be repaid to the Company. The amount owed to the Company at June 30, 2003 was $34,596.28. Other items are included therein.